TSINGTAO
青岛啤酒

RECEIVED
2008 JAN 14 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

January 4, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

孙晓航

Xiaohang SUN

08000185

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Jun Zheng
(Sullivan & Cromwell LLP)

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

January 4, 2008

A. NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS.

B. POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007.
POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF DOMESTIC SHARES FOR THE YEAR 2007.
POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007.

C. CONNECTED TRANSACTION
ACQUISITION OF 23.9% SHAREHOLDING OF TSINGTAO BREWERY XI'AN HANS (GROUP) COMPANY LIMITED AND
UNUSUAL PRICE AND VOLUME MOVEMENTS

TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Directors announce that the Company entered into the Framework Agreement on 21 December 2007 with TB ProjectCo in respect of TB ProjectCo's provision of equipment and installation services for the Group's greenfield and existing breweries.

TB ProjectCo is a wholly owned subsidiary of TB Group, which owns approximately 30.56% of the entire issued capital of the Company as at the date hereof. TB ProjectCo, being an associate of a substantial shareholder of the Company, is a connected person of the Company. As TB ProjectCo's provision of equipment and installation services for the Group's greenfield and existing breweries has been taking place from time to time on a recurring basis, the transactions contemplated under the Framework Agreement constitute continuing connected transactions for the Company.

As each of the percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules and calculated with reference to the 2007 Cap is on an annual basis less than 2.5%, the Continuing Connected Transactions are only subject to the reporting, announcement and annual review requirements set out in Rule 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and are exempt from the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

FRAMEWORK AGREEMENT

On 21 December 2007, the Company entered into the Framework Agreement with TB ProjectCo in respect of the Continuing Connected Transactions.

Under the Framework Agreement, the Company and TB ProjectCo confirmed and/or agreed on the following matters:

(1) TB ProjectCo shall supply certain equipment and installation services to various members of the Group for the Group's greenfield and existing breweries pursuant to a series of supplies and service contracts awarded by the Group to TB ProjectCo through tender process. The total contract sum of all such contracts in aggregate amounts to approximately RMB55.49 million.

(2) The payment terms under the underlying supplies and service contracts are generally as follows:

- 30% of the total contract sum payable within 15 days after signing of the relevant

contract;

- 25% of the total contract sum payable within 15 days after commencement of installation of equipment;
- 25% of the total contract sum payable after completion of work;
- 15% of the total contract sum payable after TB ProjectCo has passed the complete set of documents certifying satisfactory completion of work to the relevant member of the Group; and
- 5% of the total contract sum as quality guarantee fund payable within 12 months after satisfactory completion of work and after both parties confirm that the equipment meets all the standard requirements.

(3) For the first six months of 2007, the total amount payable by the Group to TB ProjectCo in respect of the Continuing Connected Transactions was approximately RMB2.25 million.

(4) It is expected that about 80% of the transactions under the underlying supplies and service contracts will be performed in the second half of 2007. During the period from 1 January 2007 up to the date hereof, the total amount paid by the Group to TB ProjectCo in respect of the Continuing Connected Transactions was approximately RMB26.38 million. Based on such amount, the total amount paid or payable by the Group to TB ProjectCo under such contracts for the whole year 2007 will not exceed RMB30 million.

The term of the Framework Agreement covers the Continuing Connected Transactions taking place in the year ending 31 December 2007.

In line with the Group's business strategy to integrate the control of brewery business in PRC in order to better capitalise on the potential growth in the local PRC brewery business and with a view to eliminating continuing connected transactions with TB Group which will cause administrative costs to the Group, the Company is considering to acquire TB ProjectCo from TB Group in January 2008. If such acquisition materialises, the transactions contemplated under the Framework Agreement will no longer be continuing connected transactions for the Company under the Listing Rules in January 2008.

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

TB ProjectCo is principally engaged in installation of industrial equipment and electrical appliances, manufacture and installation of equipment for breweries. TB ProjectCo has a crew of technical staff which have been engaged in the brewery business for many years and have substantive experience in the research and development, manufacture and installation of equipment for breweries. As the equipment supplied by TB ProjectCo and the after-sales services provided by TB ProjectCo are of good quality which can meet the requirements of the relevant members of the Group and at reasonable prices, TB ProjectCo has been awarded contracts for provision of equipment and installation services to the Group for the Group's greenfield and existing breweries.

The Directors (including the independent non-executive Directors) consider that the Continuing Connected Transactions contemplated under the Framework Agreement are on normal commercial terms; and that the terms of the Continuing Connected Transactions contemplated under the Framework Agreement, including the 2007 Cap, are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATION

TB ProjectCo is a wholly owned subsidiary of TB Group, which owns approximately 30.56% of the entire issued capital of the Company as at the date hereof. TB ProjectCo, being an associate of a substantial shareholder of the Company, is a connected person of the Company.

As TB ProjectCo's provision of equipment and installation services for the Group's greenfield and existing breweries has been taking place from time to time on a recurring basis, the transactions contemplated under the Framework Agreement constitute continuing connected transactions for the Company.

The Company first became aware that the amount of the Continuing Connected Transactions exceeded 0.1% of the percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules and reached RMB26.38 million, on 11 December 2007.

As each of the percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules and calculated with reference to the 2007 Transaction Amount is on an annual basis less than 2.5%, the Continuing Connected Transactions are only subject to the reporting, announcement and annual review requirements set out in Rule 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and are exempt from the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

Save for the Continuing Connected Transactions, the Company has no prior transaction with TB ProjectCo and TB Group which would be required to be aggregated with the Continuing Connected Transactions under Rule 14A.25.

GENERAL

The Group is engaged in the brewery and sales of beer, and other related business.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"associate(s)", "connected person(s)", "controlling shareholder"	has the meaning ascribed to it in the Listing Rules
"Company"	Tsingtao Brewery Company Limited, a sino-foreign joint stock limite company established in the PRC
"Continuing Connected Transactions"	provision of equipment and installation services by TB ProjectCo to the Group for the Group's greenfield and existing breweries
"Directors"	directors of the Company
"Framework Agreement"	the framework agreement dated 21 December 2007 entered into between the Company and TB Project in respect of the Continuing Connected Transactions
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"TB Group"	青島啤酒集團有限公司Tsingtao Brewery Group Co., Ltd., which is a state-owned company owning approximately 30.56% of the entire issued capital of the Company as at the date hereof
"TB ProjectCo"	青島啤酒工程有限公司Tsingtao Brewery Project Co., Ltd., a company established in the PRC, which is a wholly owned subsidiary of TB Group
"2007 Cap"	the maximum aggregate amount paid or payable by the Group to TB ProjectCo in respect of the Continuing Connected Transactions for the year ending 31 December 2007

Unless otherwise stated, all reference in this announcement to HK$ are for information only and are reference to Hong Kong Dollars based on an approximate exchange rate of HK$100 to RMB95.

By order of the board of Directors
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
By order of the board of Directors
Tsingtao Brewery Company Limited
21 December 2007

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007

Reference is made to the circular (the "Circular") dated 9 November 2007 issued by Tsingtao Brewery Company Limited (the "Company") in respect of the Proposed Issuance of Bonds with Warrants in Mainland China. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

Poll Results of the First Extraordinary General Meeting ("EGM") for the Year 2007

At the EGM held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China on 27 December 2007, poll voting was demanded by the Chairman for voting on the resolutions (the "Resolutions") as set out in the notice of the EGM dated 9 November 2007 (the "Notice"). The Board is pleased to announce that the Resolutions were approved by the shareholders and that the poll results in respect of the Resolutions are as follows:

	Resolutions	Number of Votes (%)		Total Votes
		For	Against	
	Special Resolutions			
1.	To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants"			
	(1) Issuance size	974,338,193 (99.99%)	137,100 (0.01%)	974,475,293
	(2) Issuance price	974,274,520 (99.99%)	138,700 (0.01%)	974,413,220
	(3) Issuance target	974,267,020 (99.99%)	134,900 (0.01%)	974,401,920
	(4) Method of issuance	974,267,020 (99.99%)	134,900 (0.01%)	974,401,920
	(5) Term of the bonds	974,267,020 (99.99%)	134,900 (0.01%)	974,401,920
	(6) Interest rate of the bonds	974,267,020 (99.99%)	134,900 (0.01%)	974,401,920
	(7) Method and term of repayment for interest of the bonds	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(8) Term of redemption of the bonds	974,267,020 (99.99%)	141,700 (0.01%)	974,408,720

Resolutions		Number of Votes (%)		Total Votes
		For	Against	
Special Resolutions				
	(9) Guarantee	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(10) Term of the warrants	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(11) Conversion period of the warrants	974,266,320 (99.99%)	137,900 (0.01%)	974,404,920
	(12) Proportion of exercise rights for the warrants	974,267,020 (99.98%)	147,400 (0.02%)	974,414,420
	(13) Exercise price of the warrants	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(14) Adjustment of the exercise price and the proportion of exercise rights of the warrants	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(15) Use of proceeds from the proposed issuance	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(16) Validity of the resolution on proposed issuance	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
	(17) Authorisations to the Board of Directors to complete matters related to the proposed issuance	974,267,020 (99.99%)	137,900 (0.01%)	974,404,920
Ordinary Resolutions				
2.	To consider the "Resolution relating to the Feasibility of the Projects to be Invested with the Proceeds from the Proposed Issuance"	974,245,796 (99.99%)	109,900 (0.01%)	974,355,696
3.	To consider the "Description Prepared by the Board of Directors on the Use of Proceeds from the Previous Issuance"	974,246,253 (99.99%)	106,900 (0.01%)	974,353,153

As more than two-thirds of the votes were cast in favour of each of the Resolution 1(1) to 1(17), Resolution 1(1) to 1(17) were passed as special resolutions. As more than half of the votes were cast in favour of each of the Resolutions 2 to 3, Resolutions 2 to 3 were passed as ordinary resolutions. Shareholders may refer to the Circular and the Notice for details of the Resolutions.

As at the date of the EGM, the issued share capital of the Company is 1,308,219,178 shares of RMB1 each. Out of the total number of issued shares of the Company, 417,394,505 shares are restricted circulating shares, 890,824,673 shares are unrestricted circulating shares, of which 235,755,495 shares are A Shares and 655,069,178 shares are H Shares. The total number of shares entitling the holders to attend and vote only against the Resolutions at the EGM is nil. The total number of shares entitling the holders to attend and vote for or against the Resolutions at the EGM is 1,308,219,178 shares.

PricewaterhouseCoopers was appointed as the scrutineer for the vote-taking of the poll at the EGM. A lawyer of Beijing Haiwen & Partners attended the EGM and issued a *Legal Opinion* considering that the convening and the procedures for holding the EGM, the voting procedures, the eligibility of the attending shareholders and their proxies, and the convener of the EGM were in compliance with the relevant laws, rules and regulations and the *Articles of Association of* the Company, and that the resolutions passed at the EGM were lawful and valid.

By order of the Board of Directors
Yuan Lu
Company Secretary

Qingdao, the PRC
27 December 2007

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF DOMESTIC SHARES FOR THE YEAR 2007

Reference is made to the circular (the "Circular") dated 9 November 2007 issued by Tsingtao Brewery Company Limited (the "Company") in respect of the Proposed Issuance of Bonds with Warrants in Mainland China. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

Poll Results of the First Extraordinary General Meeting ("Domestic Shareholders' EGM") for Holders of Domestic Shares for the Year 2007

At the Domestic Shareholders' EGM held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China on 27 December 2007, poll voting was demanded by the Chairman for voting on the resolutions (the "Resolutions") as set out in the notice of the Domestic Shareholders' EGM dated 9 November 2007 (the "Notice"). The Board is pleased to announce that the Resolutions were approved by the domestic shareholders and that the poll results in respect of the Resolutions are as follows:

Resolutions		Number of Votes (%)		Total Votes
		For	Against	
Special Resolutions				
1.	To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants"			
	(1) Issuance size	419,275,068 (100%)	0 (0%)	419,275,068
	(2) Issuance price	419,275,068 (100%)	0 (0%)	419,275,068
	(3) Issuance target	419,275,068 (100%)	0 (0%)	419,275,068
	(4) Method of issuance	419,275,068 (100%)	0 (0%)	419,275,068
	(5) Term of the bonds	419,275,068 (100%)	0 (0%)	419,275,068
	(6) Interest rate of the bonds	419,275,068 (100%)	0 (0%)	419,275,068
	(7) Method and term of repayment for interest of the bonds	419,275,068 (100%)	0 (0%)	419,275,068
	(8) Term of redemption of the bonds	419,275,068 (100%)	0 (0%)	419,275,068
	(9) Guarantee	419,275,068 (100%)	0 (0%)	419,275,068
	(10) Term of the warrants	419,275,068 (100%)	0 (0%)	419,275,068

Resolutions		Number of Votes (%)		Total Votes
		For	Against	
Special Resolutions				
	(11) Conversion period of the warrants	419,275,068 (100%)	0 (0%)	419,275,068
	(12) Proportion of exercise rights for the warrants	419,275,068 (100%)	0 (0%)	419,275,068
	(13) Exercise price of the warrants	419,275,068 (100%)	0 (0%)	419,275,068
	(14) Adjustment of the exercise price and the proportion of exercise rights of the warrants	419,275,068 (100%)	0 (0%)	419,275,068
	(15) Use of proceeds from the proposed issuance	419,275,068 (100%)	0 (0%)	419,275,068
	(16) Validity of the resolution on proposed issuance	419,275,068 (100%)	0 (0%)	419,275,068
	(17) Authorisations to the Board of Directors to complete matters related to the proposed issuance	419,275,068 (100%)	0 (0%)	419,275,068

As more than two-thirds of the votes were cast in favour of each of the Resolutions, the Resolutions were passed as special resolutions. Shareholders may refer to the Circular and the Notice for details of the Resolutions.

As at the date of the Domestic Shareholders' EGM, the issued share capital of the Company is 1,308,219,178 shares of RMB1 each. Out of the total number of issued shares of the Company, 417,394,505 shares are restricted circulating shares, 890,824,673 shares are unrestricted circulating shares, of which 235,755,495 shares are A Shares and 655,069,178 shares are H Shares. The total number of shares entitling the holders to attend and vote only against the Resolutions at the Domestic Shareholders' EGM is nil. The total number of shares entitling the holder to attend and vote for or against the Resolutions at the Domestic Shareholders' EGM is 653,150,000 shares.

PricewaterhouseCoopers was appointed as the scrutineer for the vote-taking of the poll at the Domestic Shareholders' EGM. A lawyer of Beijing Haiwen & Partners attended the Domestic Shareholders' EGM and issued a *Legal Opinion* considering that the convening and the procedures for holding the Domestic Shareholders' EGM, the voting procedures, the eligibility of the attending shareholders and their proxies, and the convener of the Domestic Shareholders' EGM were in compliance with the relevant laws, rules and regulations and the *Articles of Association* of the Company, and that the resolutions passed at the Domestic Shareholders' EGM were lawful and valid.

By order of the Board of Directors
Yuan Lu
Company Secretary

Qingdao, the PRC
27 December 2007

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007

Reference is made to the circular (the "Circular") dated 9 November 2007 issued by Tsingtao Brewery Company Limited (the "Company") in respect of the Proposed Issuance of Bonds with Warrants in Mainland China. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

Poll Results of the First Extraordinary General Meeting ("H Shareholders' EGM") for Holders of H Shares for the Year 2007

At the H Shareholders' EGM held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China on 27 December 2007, poll voting was demanded by the Chairman for voting on the resolutions (the "Resolutions") as set out in the notice of the H Shareholders' EGM dated 9 November 2007 (the "Notice"). The Board is pleased to announce that the Resolutions were approved by the H Shareholders and that the poll results in respect of the Resolutions are as follows:

Resolutions		Number of Votes (%)		Total Votes
		For	Against	
Special Resolutions				
1.	To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants"			
	(1) Issuance size	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(2) Issuance price	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(3) Issuance target	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(4) Method of issuance	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(5) Term of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(6) Interest rate of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(7) Method and term of repayment for interest of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(8) Term of redemption of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(9) Guarantee	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(10) Term of the warrants	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(11) Conversion period of the warrants	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007

Reference is made to the circular (the "Circular") dated 9 November 2007 issued by Tsingtao Brewery Company Limited (the "Company") in respect of the Proposed Issuance of Bonds with Warrants in Mainland China. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

Poll Results of the First Extraordinary General Meeting ("H Shareholders' EGM") for Holders of H Shares for the Year 2007

At the H Shareholders' EGM held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, the People's Republic of China on 27 December 2007, poll voting was demanded by the Chairman for voting on the resolutions (the "Resolutions") as set out in the notice of the H Shareholders' EGM dated 9 November 2007 (the "Notice"). The Board is pleased to announce that the Resolutions were approved by the H Shareholders and that the poll results in respect of the Resolutions are as follows:

Resolutions		Number of Votes (%)		Total Votes
		For	Against	
Special Resolutions				
1.	To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants"			
	(1) Issuance size	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(2) Issuance price	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(3) Issuance target	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(4) Method of issuance	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(5) Term of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(6) Interest rate of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(7) Method and term of repayment for interest of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(8) Term of redemption of the bonds	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(9) Guarantee	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(10) Term of the warrants	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(11) Conversion period of the warrants	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801

Resolutions		Number of Votes (%)		Total Votes
		For	Against	
Special Resolutions				
	(12) Proportion of exercise rights for the warrants	467,167,901 (96.36%))	17,624,900 (3.64%)	484,792,801
	(13) Exercise price of the warrants	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(14) Adjustment of the exercise price and the proportion of exercise rights of the warrants	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(15) Use of proceeds from the proposed issuance	467,167,901 (96.36%)	17,624,900 (3.64%)	484,792,801
	(16) Validity of the resolution on proposed issuance	465,743,901 (96.35%)	17,624,900 (3.65%)	483,368,801
	(17) Authorisations to the Board of Directors to complete matters related to the proposed issuance	465,743,901 (96.35%)	17,624,900 (3.65%)	483,368,801

As more than two-thirds of the votes were cast in favour of each of the Resolutions, the Resolutions were passed as special resolutions. Shareholders may refer to the Circular and the Notice for details of the Resolutions.

As at the date of the H Shareholders' EGM, the issued share capital of the Company is 1,308,219,178 shares of RMB1 each. Out of the total number of issued shares of the Company, 417,394,505 shares are restricted circulating shares, 890,824,673 shares are unrestricted circulating shares, of which 235,755,495 shares are A Shares and 655,069,178 shares are H Shares. The total number of shares entitling the holders to attend and vote only against the Resolutions at the H Shareholders' EGM is nil. The total number of shares entitling the holder to attend and vote for or against the Resolutions at the H Shareholders' EGM is 655,069,178 shares.

PricewaterhouseCoopers was appointed as the scrutineer for the vote-taking of the poll at the H Shareholders' EGM. A lawyer of Beijing Haiwen & Partners attended the H Shareholders' EGM and issued a *Legal Opinion* considering that the convening and the procedures for holding the H Shareholders' EGM, the voting procedures, the eligibility of the attending shareholders and their proxies, and the convener of the H Shareholders' EGM were in compliance with the relevant laws, rules and regulations and the *Aarticles of Association* of the Company, and that the resolutions passed at the H Shareholders' EGM were lawful and valid.

By order of the Board of Directors
Yuan Lu
Company Secretary

Qingdao, the PRC
27 December 2007

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors: *Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: *Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*

Independent Directors: *Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

CONNECTED TRANSACTION ACQUISITION OF 23.9% SHAREHOLDING OF TSINGTAO BREWERY XI'AN HANS (GROUP) COMPANY LIMITED AND UNUSUAL PRICE AND VOLUME MOVEMENTS

On 28 December 2007, the Vendor (i.e. 西安工業資產經營有限公司 (Xi'an Industrial Assets Operation Co., Ltd.)) and the Company entered into the Sale and Purchase Agreement pursuant to which the Company agreed to acquire 23.9% shareholding of the Target Company (i.e. 青島啤酒西安漢斯集團有限公司 (Tsingtao Brewery Xi'an Hans (Group) Company Limited)) from the Vendor at a consideration of RMB171,000,000 (i.e. approximately HK$180,000,000), as agreed between the parties after taking into account an valuation report as prepared by an independent qualified PRC valuer. The Target Company is currently a 76.1%-owned subsidiary of the Company, and will become a wholly owned subsidiary of the Company upon completion of the Sale and Purchase Agreement.

The Vendor is a substantial shareholder of the Company's subsidiary (i.e. the Target Company) and is therefore a connected person of the Company. The entering into of the Sale and Purchase Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (other than the profit ratio) as defined in Rule 14A.10 of the Listing Rules is less than 2.5%, the entering into of the Sale and Purchase Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules. Details of the Sale and Purchase Agreement will be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

The following statements are made at the request of the Stock Exchange. The Company has noted the recent increase in price and trading volume of the shares of the Company on 3 January 2008 and wish to state the Company is not aware of any reason for such increase.

Save for the connected transaction disclosed hereunder and the connected transaction proposed to be entered into as set out in the Company's announcement dated 21 December 2007, the Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

DETAILS OF THE SALE AND PURCHASE AGREEMENT

Date:

28 December 2007

Parties:

(1) the Vendor; and

(2) the Company as the purchaser.

Assets to be acquired:

23.9% shareholding of the Target Company.

Consideration

The consideration of the Assets is RMB171,000,000 (i.e. approximately HK$180,000,000) as agreed between the parties after taking into account an valuation report as prepared by an independent qualified PRC valuer which value the Assets as of 30 September 2007 at approximately RMB174,304,617 (i.e. approximately HK$183,478,544) on cost basis. The consideration, which will be payable in cash, will be funded with internal resources of the Group.

Completion and payment terms

Completion is unconditional. Within five (5) Business Days after the signing of the Sale and Purchase Agreement, the Company will transmit 50% of the consideration (i.e. RMB85,500,000 (i.e. approximately HK$90,000,000) to a jointly designated RMB bank account by the Vendor and the Company at Xi'an Property Right Trade Center. Xi'an Property Right Trade Center will then issue an asset ownership transfer confirmation letter. Within 30 days after the Company receive the asset ownership transfer confirmation letter, the Vendor will assist the Company and the Target Company to complete the procedures relating to registration of the Assets with the relevant State Administration for Industry and Commerce under the Company's name. Within five (5) Business Days after completing the above registration procedures, the Company will transmit the remaining 50% of the consideration (i.e. RMB85,500,000 (i.e. approximately HK$90,000,000) to the Vendor's designated account. The Sale and Purchase Agreement will complete after the said transmittance.

INFORMATION ON THE TARGET COMPANY

The Target Company was established in the PRC as a limited liability company with a registered capital of RMB287,903,022 (i.e. approximately HK$303,055,813). The Company and the Vendor own 76.1% and 23.9% of shareholding of the Target Company respectively. The Target Company's principal activity is manufacturing and trading of beer. The Target Company is currently a 76.1%-owned subsidiary of the Company, and will become a wholly owned subsidiary of the Company upon completion of the Sale and Purchase Agreement.

As at 30 September 2007, the unaudited net asset value (in accordance with PRC GAAP) of the Target Company was RMB506,185,885 (i.e. approximately HK$532,827,247). For the financial year ended 31 December 2006, the audited net profit (in accordance with PRC GAAP) before taxation and minority interest was RMB26,290,000 (i.e. approximately HK$27,673,684); the audited net loss (in accordance with PRC GAAP) after taxation and minority interest was RMB(13,300,000) (i.e. approximately HK$(14,000,000)) respectively. For the financial year ended 31 December 2005, the audited net profit (in accordance with PRC GAAP) of the Target Company before and after taxation and minority interest were RMB122,180,000 (i.e.

approximately HK$128,610,526) and RMB71,080,000 (i.e. approximately HK$74,821,053) respectively.

REASONS FOR ENTERING INTO THE SALE AND PURCHASE AGREEMENT

The board of Directors consider that the entering into the Sale and Purchase Agreement will simplify the shareholding structure of the Group, enhancing the management, integrate, coordinate and regulate the operation of the Target Company which is in line with the Group's business strategy.

The Directors (including the independent non-executive Directors) consider the terms of the Sale and Purchase Agreement, including the consideration of the Assets for RMB171,000,000 (i.e. approximately HK$180,000,000) are in normal commercial terms and are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATION

The Vendor is a substantial shareholder of the Company's subsidiary (i.e. the Target Company) and is therefore a connected person of the Company. The entering into of the Sale and Purchase Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (other than the profit ratio) as defined in Rule 14A.10 of the Listing Rules is less than 2.5%, the entering into of the Sale and Purchase Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules. Details of the Sale and Purchase Agreement will be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

Save for the subject connected transaction, the Company has no prior transaction with the Vendor and/or its associates which would be required to be aggregated with the subject connected transaction under Rule 14A.25 of the Listing Rules.

UNUSUAL PRICE AND VOLUME MOVEMENTS

The following statements are made at the request of the Stock Exchange. The Company has noted the recent increase in price and trading volume of the shares of the Company on 3 January 2008 and wish to state the Company is not aware of any reason for such increase.

Save for the connected transaction disclosed hereunder and the connected transaction proposed to be entered into as set out in the Company's announcement dated 21 December 2007, the Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

GENERAL

The Group is engaged in the brewery and sales of beer, and other related business.

The Vendor is engaged in managing stated owned businesses and assets.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Assets"	23.9% of shareholding of the Target Company
"Business Day"	any business day other than statutory public days in the PRC
"Company"	Tsingtao Brewery Company Limited, a sino-foreign joint stock limited company established in the PRC
"connected person(s) and associate(s)"	has the meaning ascribed to it in the Listing Rules
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the Peoples' Republic of China
"PRC GAAP"	generally accepted accounting principles in the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the agreement for sale and purchase date 28 December 2007 between the Vendor and the Company pursuant to which the Company agreed to acquire 23.9% of shareholding in the Target Company from the Vendor
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target Company"	青島啤酒西安漢斯集團有限公司 (Tsingtao Brewery Xi'an Hans (Group) Company Limited), a company established in the PRC
"Vendor"	西安工業資産經營有限公司 (Xi'an Industrial Assets Operation Co., Ltd.), a company established in the PRC

Unless otherwise stated, all reference in this announcement to HK$ are for information only and are reference to Hong Kong Dollars based on an approximate exchange rate of HK$100 to RMB95.

By order of the board of Directors
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, the Peoples' Republic of China
3 January 2008

Directors of Tsingtao Brewery Company Limited as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END